Filed pursuant to Rule 424(b)(5)

Registration No. 333-280798

PROSPECTUS SUPPLEMENT

(To Prospectus Supplements Dated August 30, 2024 and December 10, 2024
to Prospectus Dated July 22, 2024)

Up to $1,750,000

Shares of Common Stock

This prospectus supplement (this “Prospectus Supplement”) amends and supplements the information in the prospectus, dated July 22, 2024 (the “Prospectus”), filed with the Securities and Exchange Commission as a part of our registration statement on Form S-3 (File No. 333-280798) (the “Registration Statement”), as previously supplemented by our prospectus supplements, dated August 30, 2024 and December 10, 2024 (such prospectus supplements together with the Prospectus, the “Prior Prospectus”), relating to the offer and sale of shares of our common stock, $0.001 par value per share, having an aggregate offering price of up to $2,693,527 (of which we have sold shares of common stock with an aggregate offering price of $2,686,953 as of the date hereof) pursuant to the terms of an At the Market Offering Agreement, dated August 30, 2024 (the “Sales Agreement”) with Ladenburg Thalmann & Co. Inc (“Ladenburg”). This Prospectus Supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.

We are filing this Prospectus Supplement to amend the Prior Prospectus to increase the maximum amount of shares that we are eligible to sell under the Registration Statement pursuant to the Sales Agreement under General Instruction I.B.6 of Form S-3. As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $1,750,000 from time to time through Ladenburg, which does not include the shares of common stock having an aggregate sales price of $2,686,953 that were sold pursuant to the Prior Prospectus to date. In the event that we may sell additional amounts under the Sales Agreement in accordance with General Instruction I.B.6, we will file another prospectus supplement prior to making such additional sales. This Prospectus Supplement amends and/or supplements only those sections of the Prior Prospectus as listed in this Prospectus Supplement; all other sections of the Prior Prospectus remain as is.

As of October 10, 2025, the aggregate market value of our outstanding common stock held by non-affiliates, or the public float, was approximately $12,820,301, which was calculated based on 7,913,766 shares of common stock (including common stock issuable upon the exchange of exchangeable shares) outstanding as of October 9, 2025 held by non-affiliates at a price of $1.62 per share, the closing price of our common stock on the Nasdaq Capital Market on October 9, 2025. During the 12 calendar months prior to, and including, the date of this Prospectus Supplement, we sold securities with an aggregate market value of $2,517,739 pursuant to General Instruction I.B.6 of Form S-3. Pursuant to General Instruction I.B.6 of Form S-3, in no event may we sell, pursuant to the Registration Statement of which this Prospectus Supplement and the Prior Prospectus are a part, securities in a public primary offering with a value exceeding one-third of the aggregate market value of our public float in any 12-month period, so long as our public float remains below $75,000,000.

Our common stock is traded on the Nasdaq Capital Market under the symbol “PRSO.” On October 9, 2025, the last reported sale price of our common stock on the Nasdaq Capital Market was $1.62 per share.

Investing in our common stock involves a high degree of risk. Please read the information contained in and incorporated by reference under the heading “Risk Factors” beginning on page S-8 of the prospectus supplement dated August 30, 2024, under the heading “Risk Factors” beginning on page 4 of the Prospectus and the risk factors described in our most recent Annual Report on Form 10-K and in the documents that are incorporated by reference into this Prospectus Supplement and the Prior Prospectus, and under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this Prospectus Supplement and the Prior Prospectus as they may be amended, updated or modified periodically in our reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Ladenburg Thalmann

The date of this prospectus supplement is October 10, 2025.

RECENT DEVELOPMENTS

Unsolicited, Non-binding Proposal from Mobix Labs, Inc.

On June 27, 2025, we confirmed in a public press release the receipt of an unsolicited, non-binding proposal from Mobix Labs, Inc. (“Mobix Labs”) to acquire all of the Company’s issued and outstanding equity securities in exchange for newly issued shares of Mobix Labs common stock, with a fixed exchange ratio based on the average daily closing price of our common stock over the 30 calendar days ending on June 11, 2025, plus a 20% premium, or approximately $1.20 per share.

On July 11, 2025, we issued a press release announcing the initiation of the strategic review process. Following this, our financial advisor contacted potential counterparties to invite them to participate in the process subject to such parties’ execution of our standard non-disclosure agreement, which includes a standstill provision. Our financial advisor also contacted Mobix Labs to request that Mobix Labs execute our non-disclosure agreement in order to participate in the process, which Mobix Labs declined to execute.

On August 19, 2025, we issued a public press release providing an update on our strategic review process, including our engagement with potential counterparties and our continued openness to engaging with Mobix Labs and others, while noting that Mobix Labs declined to enter into our standard non-disclosure agreement and indicated it would not agree to receive material non-public information (“MNPI”).

On September 8, 2025, we issued a press release providing another update on our strategic review process, including regarding the two letters that we received from Mobix Labs, dated as of September 4, 2025, and September 5, 2025, in connection with its unsolicited offer to acquire all outstanding shares of the Company. The September 4 letter included a revised acquisition proposal involving a combination of cash and stock consideration in an undetermined amount, and a reiteration of Mobix Labs’ refusal to enter into a confidentiality agreement or receive MNPI from us. The September 5 follow-up letter stated that while Mobix Labs continued to oppose any standstill restrictions, it would be willing to consider a limited confidentiality arrangement to permit us to share MNPI deemed reasonably necessary, provided that such arrangement did not include a standstill and did not indefinitely constrain Mobix Labs. In response to such letters, we authorized a limited exploratory call with Mobix Labs, and we requested that any such discussion take place without us sharing any MNPI and outside the bounds of a confidentiality agreement, which exploratory call would serve to allow us to better understand Mobix Labs’ revised proposal and intentions.

On September 11, 2025, following the limited exploratory call with Mobix Labs on September 10, 2025, Mobix Labs issued a public statement describing the discussions had in such limited exploratory call and announcing an enhanced proposal of approximately 30% cash and 70% Mobix Labs common stock. Then, on September 12, 2025, we issued a press release to provide clarification to all stockholders relating to such public statements made by Mobix Labs, including that we did not respond to Mobix Labs’ proposal and that we did not agree to continue discussions with Mobix Labs during the call, and we sent a letter to Mobix Labs to clarify our position.

On September 13, 2025, Mobix Labs filed a Form 425 with the SEC and issued a related press release announcing its intent to commence a hostile exchange offer to acquire all outstanding shares of the Company. In the press release, Mobix Labs stated that the proposed offer is expected to consist of a mix of cash and Mobix Labs common stock, with an intended closing timeline of approximately 75 days.

On September 29, 2025, Mobix Labs delivered another letter to our board of directors reiterating its interest in a business combination and submitting what it described as a definitive proposal to acquire all outstanding shares of the Company for $1.30 per share, consisting of a mix of cash and Mobix Labs common stock, and also separately requested the Company’s cooperation with respect to an anticipated registration statement on Form S-4.

On October 3, 2025, Mobix Labs delivered an updated letter superseding its prior proposal and proposing to acquire all outstanding shares of the Company for $1.30 per share in cash, stating that the proposal was not subject to financing contingencies and was based on the Company’s publicly reported share count as of June 30, 2025.

On October 6, 2025, we sent a letter to Mobix Labs acknowledging receipt of its revised proposal and requesting clarification regarding share count assumptions, treatment of the Company’s publicly disclosed warrants and equity-linked instruments, and financing sources. Also on October 6, 2025, Mobix Labs issued a press release publicly announcing its updated all-cash proposal and reiterating its preference for a cooperative process with the Company. As of October 9, 2025, Mobix Labs has not commenced any tender or exchange offer.

Our board of directors is evaluating the Company’s options to enhance stockholder value. Our board of directors and management team are committed to acting in the best interests of all stockholders. Consistent with its fiduciary duties and in consultation with the Company’s financial and legal advisors, our board of directors will carefully review Mobix’s proposal to determine the course of action that it believes is in the best interest of the Company and its stockholders. We do not intend to make further comments regarding potential transactions or provide any public updates regarding proposed or potential transactions, unless required by applicable law or a regulatory body. There can be no assurance that any transaction will be completed at this price or at any other price with such third party or any other third party.